UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Taysha Gene Therapies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

877619106

(CUSIP Number)

RA Session II

c/o Taysha Gene Therapies, Inc.

2280 Inwood Road

Dallas, TX 75235

(214) 612-0000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RA Session II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,148,402
	8	SHARED VOTING POWER: 282,180
	9	SOLE DISPOSITIVE POWER: 9,148,402
	10	SHARED DISPOSITIVE POWER: 282,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,430,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
1	This percentage is calculated based upon 36,992,409 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 25, 2020.

1	NAMES OF REPORTING PERSONS: RA Session II, as Trustee of the Session 2020 Annuity Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 141,090
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 141,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 141,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
1	This percentage is calculated based upon 36,992,409 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 25, 2020.

1	NAMES OF REPORTING PERSONS: RA Session II, as Trustee of the Session 2020 Annuity Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 141,090
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 141,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 141,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
1	This percentage is calculated based upon 36,992,409 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 25, 2020.

INTRODUCTION

The following the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by RA Session II, RA Session II, as Trustee of the Session 2020 Annuity Trust I and RA Session II, as Trustee of the Session 2020 Annuity Trust II.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.00001 per share (the “Common Stock”) of Taysha Gene Therapies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2280 Inwood Road, Dallas TX 75235.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) RA Session II (“Mr. Session”), (ii) RA Session II, as Trustee of the Session 2020 Annuity Trust I, a Texas irrevocable trust (“Trust I”) and (iii) RA Session II, as Trustee of the Session 2020 Annuity Trust II, a Texas irrevocable trust (“Trust II” and together with Mr. Session and Trust I, the "Reporting Persons”).
(b)	The address of the principal place of business of each of the Reporting Persons is c/o Taysha Gene Therapies, Inc., 2280 Inwood Road, Dallas TX 75235.
(c)	The principal occupation of Mr. Session is president, chief executive officer and director of the Issuer. The principal business of each of Trust I and Trust II is estate planning for Mr. Session.
(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Session is a citizen of the United States. Each of Trust I and Trust II is a Texas irrevocable trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 9,430,582 shares of Common Stock, consisting of (i) 9,148,402 shares of Common Stock held by Mr. Session (which includes 769,058 shares of unvested restricted stock), (ii) 141,090 shares of Common Stock held by Trust I and (iii) 141,090 shares of Common Stock held by Trust II. Of the shares held by Mr. Session, 8,379,344 shares were acquired upon the incorporation of the Issuer for an aggregate purchase price of $76.90 and 769,058 shares were acquired pursuant to a restricted stock award in exchange for Mr. Session’s service to the Issuer. The shares held by Trust I and Trust II were acquired by Mr. Session upon the incorporation of the Issuer for an aggregate purchase price of $2.60 and then transferred each of Trust I and Trust II for estate planning purposes.

The funds used by Mr. Session to acquire the securities described above were obtained from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Mr. Session is the president, chief executive officer and serves on the board of directors of the Issuer since the formation of the Issuer in September 2019. As an executive officer and director of the Issuer, Mr. Session may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Mr. Session is the record owner of 9,148,402 shares of Common Stock and has sole voting and dispositive power over the shares, which includes 769,058 shares of unvested restricted stock. One-third (1/3rd) of the shares of restricted stock will vest on April 1, 2021, and the remaining shares of restricted stock will vest in equal monthly installments thereafter through April 1, 2023, subject to the Reporting Person continuing to provide service through each such date.

As of the date hereof, Trust I is the record owner of 141,090 shares of Common Stock. Mr. Session is the Trustee of Trust I and has shared voting and dispositive power over the shares.

As of the date hereof, Trust II is the record owner of 141,090 shares of Common Stock. Mr. Session is the Trustee of Trust II and has shared voting and dispositive power over the shares.

Each of Mr. Session, Trust I and Trust II may be deemed to beneficially own 25.5%, 0.4% and 0.4%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 36,992,409 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 25, 2020.

Collectively, the Reporting Persons beneficially own an aggregate of 9,430,582 shares of Common Stock, which represents 25.5% of the Issuer's outstanding Common Stock.

(c)	Except as descried herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Investors’ Rights Agreement

Each of the Reporting Persons is party to that certain Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Issuer and certain of its stockholders, dated as of July 2, 2020, which provides the holders of registrable securities with demand, piggyback and S-3 registration rights. Under the terms of the Investors’ Rights Agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The demand, piggyback and Form S-3 registration rights will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (2) the third anniversary of the closing of the Issuer’s initial public offering and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act of 1933, as amended, or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

Lock Up Agreements

In connection with the Issuer’s initial public offering, each of the Reporting Persons signed a lock-up letter agreement (collectively, the “Lock-Up Agreements”) that prohibits each Reporting Person from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of the Common Stock, options or warrants to acquire shares of Common Stock or any security or instrument related to the Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Common Stock, for a period of 180 days following the date of the prospectus for the Issuer’s initial public offering without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC, as representatives of the underwriters.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is attached hereto as Exhibit C and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.
B.	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated July 2, 2020 (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-248559) of the Issuer, filed with the SEC on September 2, 2020).
C.	Form of Lock-up Letter Agreement (incorporated herein by reference to Annex II to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-248559) of the Issuer, filed with the SEC on September 17, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

By:	/s/ RA Session II
Name: RA Session II

RA SESSION II, AS TRUSTEE OF THE SESSION 2020 ANNUITY TRUST I

By:	/s/ RA Session II
Name: RA Session II
Title: Trustee

RA SESSION II, AS TRUSTEE OF THE SESSION 2020 ANNUITY TRUST II

By:	/s/ RA Session II
Name: RA Session II
Title: Trustee

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 5, 2020

By:	/s/ RA Session II
Name: RA Session II

RA SESSION II, AS TRUSTEE OF THE SESSION 2020 ANNUITY TRUST I

By:	/s/ RA Session II
Name: RA Session II
Title: Trustee

RA SESSION II, AS TRUSTEE OF THE SESSION 2020 ANNUITY TRUST II

By:	/s/ RA Session II
Name: RA Session II
Title: Trustee